SCHEDULE A
to
Investment Advisory Agreement
with
Congress Asset Management Company

Series of Professionally Managed Portfolios	Annual Fee Rate

Congress Large Cap Growth Fund	0.50% of average daily net assets

Congress All Cap Opportunity Fund	0.60% of average daily net assets

Congress Mid Cap Growth Fund	0.60% of average daily net assets

Congress Small Cap Growth Fund	0.85% of average daily net assets

Approved by the Board of Trustees:  February 24, 2009
Schedule Revised:
•	March 8, 2010 to reduce the advisory fee for the Large Cap Growth Fund
•	August 14, 2012 to add the All Cap Opportunity Fund and Mid Cap Growth Fund
•	May 25, 2017 to add the Small Cap Growth Fund

PROFESSIONALLY MANAGED PORTFOLIOS	CONGRESS ASSET MANAGEMENT COMPANY

By:	By:
Name: Elaine E. Richards	Name: Daniel A. Lagan
Title: President and Secretary	Title: President